SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of
the Securities Exchange Act of 1934
(Amendment No. 3)

Wegener Corporation

(Name of Subject Company)

Wegener Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

948585 10 4
(CUSIP Number of Class of Securities)

Robert A. Placek
Chairman of the Board, President and Chief Executive Officer
Wegener Corporation
11350 Technology Circle
Duluth, Georgia 30097
(770) 814-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person Filing Statement)

Copies to:

Marlon F. Starr, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
Exhibit Index
EX-99.(a)(6) Letter to Stockholders
EX-99.(a)(7) Press Release dated May 13, 2003

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) on May 6, 2003 (the “Schedule 14D-9”) by Wegener Corporation, a Delaware corporation (the “Company” or “Wegener”) relating to the tender offer made by WC Acquisition Corp. (the “Offeror”), a wholly owned subsidiary of Radyne ComStream Inc. (“Radyne”), as set forth in a tender offer statement filed by the Offeror and Radyne on Schedule TO dated April 23, 2003, as amended (the “Schedule TO”), to pay $1.55 per share net to the seller in cash, for each share of Wegener common stock, upon the terms and conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

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     Item 3. Past Contacts, Transactions, Negotiations and Agreements

     The following is hereby added to the end of the subparagraph entitled “Background of the Radyne Offer” under this Item:

     On the morning of May 9, 2003, Radyne issued a press release attacking certain defensive actions taken by Wegener in response to the Radyne Offer and announcing that it had sent a letter to Wegener stockholders outlining its position with respect to its offer. On the afternoon of May 9, 2003, Wegener issued a press release responding to many of the statements made in Radyne’s earlier press release.

     On May 13, Wegener sent a letter to its stockholders from Mr. Placek addressing many of the accusations made in recent public statements by Mr. Fitting and again recommending that Wegener stockholders not tender their shares and describing the reasons for that recommendation. On that same day, Wegener issued a press release announcing the mailing of the letter to stockholders.

     Item 9. Exhibits.

     Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.	Description

(a)(5)	Press Release dated May 9, 2003 issued by Wegener Corporation (incorporated by reference from Amendment No. 2 to Registrant’s Schedule 14D-9 filed May 12, 2003)
(a)(6)	Letter to Wegener Corporation Stockholders dated May 13, 2003
(a)(7)	Press Release dated May 13, 2003 issued by Wegener Corporation

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

WEGENER CORPORATION

		By:	/s/ Robert A. Placek

Robert A. Placek Chairman of the Board, President and Chief Executive Officer

Dated:	May 13, 2003

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Exhibit Index

Exhibit No.	Description

(a)(6)	Letter to Wegener Corporation Stockholders dated May 13, 2003
(a)(7)	Press Release dated May 13, 2003 issued by Wegener Corporation

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